UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated March 22, 2010, entitled “ViryaNet reports fourth fiscal quarter and full-year 2009 financial results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	Chief Executive Officer

Date:	March 22, 2010

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on March 22, 2010, entitled “ViryaNet reports fourth fiscal quarter and full-year 2009 financial results”.

Exhibit 99.1

VIRYANET REPORTS FOURTH FISCAL QUARTER AND FULL-YEAR 2009 FINANCIAL RESULTS

Company reports quarterly and annual net income for 2009.

Southborough, Mass. – March 22, 2009 – ViryaNet Limited (VRYAF.OB), a leading provider of software applications that optimize business processes for field service management, today announced financial results of its fourth quarter and full-year 2009.

The Company achieved net income of $144,000 for the fourth quarter of 2009, compared with a net loss of $124,000 for the comparable period in 2008, and a net income of $0.5 million for the fiscal year 2009, compared with a net loss of $2.1 million in 2008.

Total revenues for the fourth quarter, ended December 31, 2009, were $2.4 million, a 7.0% decrease from $2.6 million recorded for the fourth quarter of 2008. For fiscal year 2009, total revenues were $10.4 million, a decrease of 8.3% from the $11.4 million of revenue recorded for fiscal year 2008.

Software license revenues for the fourth quarter of 2009 were $177,000, similar to the $183,000 recorded in the fourth quarter of 2008. Maintenance and services revenues were $2.24 million in the fourth quarter of 2009, a decrease of 7.3%, compared to $2.41 million in the fourth quarter of 2008.

The Company reported a gross profit of $1.42 million for the fourth quarter of 2009, or a gross margin of 58.9%, compared to a gross profit of $1.36 million, or a gross margin of 52.5% in the fourth quarter of 2008.

Operating expenses for the fourth quarter of 2009 were $1.25 million, compared to $1.57 million for the fourth quarter of 2008.

Income from operations for the fourth quarter of 2009 was $171,000, compared to a loss from operations of $209,000 for the fourth quarter of 2008. Income from operations for the fiscal year 2009 was $656,000, compared to a loss from operations of $1.67 million for the comparable period of 2008.

Net income for the fourth quarter of 2009 was $144,000 or $0.05 per basic and $0.04 per diluted share, compared to a net loss of $124,000 or $0.05 per basic and diluted share for the fourth quarter in 2008. The net income for the fiscal year 2009 was $496,000 or $0.16 per basic and $0.14 per diluted share, compared to a net loss of $2.08M or $0.70 per basic and diluted share for fiscal year 2008.

The Company’s cash position on December 31, 2009 was $156,000, compared to $143,000 on December 31, 2008. The Company’s short-term and long-term bank debt balance was reduced, from $2.0 Million on December 31, 2008 to $1.7 Million on December 31, 2009. During 2009, the Company received from Bank Hapoalim a waiver of the Company’s bank covenants for fiscal year 2009 and for the first quarter of 2010. The Company intends to request the Bank an extension of this waiver through the end of 2010. During the third quarter of 2009, the Company obtained a factoring line of $400,000, out of which $156,000 was utilized as of December 31, 2009.

The Days Sales Outstanding (DSO) for the Company in the fourth quarter of 2009 was 21 days.

“I am pleased that our 2009 results represent 4 consecutive quarters of net income, as well as a second consecutive year of positive cash flow from operations,” said ViryaNet’s CEO Memy Ish Shalom. “The fact that 2009 profits were achieved despite a challenging economic climate, points to the strength of our strategic partnerships, the dedication of our talented employees and most importantly the confidence our growing installed base has shown in us. We look forward to continuing to improve on our performance throughout 2010,” concluded Memy.

About ViryaNet

ViryaNet is a leading provider of full service life cycle software solutions that optimize business processes for field service management in dynamic and complex operational environments. The ViryaNet G4 platform delivers patent pending, priority-based optimization technology, real-time visibility, and a highly extensible, open architecture. With these powerful capabilities, field service organizations can meet their operational and business goals with unmatched levels of workforce productivity, the lowest cost of ownership and the highest levels of customer satisfaction- enabling operational excellence.

ViryaNet, over the past 22 years, has delivered solutions that are being utilized by over 35,000 users across a variety of industries-Utility, Telecommunications, Insurance and Retail. ViryaNet delivers total solutions by aligning its “best of breed” technology with global partnerships that include leading platform and system integration companies. Headquartered in Southborough, MA, ViryaNet enjoys a worldwide presence with offices and customers located in North America, Europe, and the Pacific Rim. For more information, visit www.viryanet.com

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated October 30, 2009 and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

#####

Press Contact:

Yoni Mozeson

ViryaNet, Ltd.

508-490-8600, ext 3025

Yoni.mozeson@viryanet.com

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009

Assets

CURRENT ASSETS:
Cash and cash equivalents	$143	$156
Trade receivables	781	547
Other accounts receivable and prepaid expenses	113	97

Total current assets	1,037	800

NON-CURRENT ASSETS:
Severance pay fund	961	912
Other	64	60

Total non-current assets	1,025	972

PROPERTY AND EQUIPMENT, net	167	89

GOODWILL	7,022	7,169

OTHER INTANGIBLE ASSETS, net
Customer relationship	367	138
Other	184	73

Total intangible assets	7,573	7,380

Total assets	$9,802	$9,241

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2008	2009
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$280	$380
Current maturities of long-term bank loans	450	400
Trade payables	729	530
Deferred revenues	3,367	2,961
Other accounts payable and accrued expenses	1,963	2,061
Loan from related party	78	79

Total current liabilities	6,867	6,411

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	1,289	889
Long-term convertible debt	543	530
Long-term deferred revenues	932	641
Accrued severance pay	1,546	1,376

Total long-term liabilities	4,310	3,436

SHAREHOLDERS’ EQUITY:
Share capital	3,748	3,961
Additional paid-in capital	116,660	116,603
Accumulated other comprehensive income (loss)	(114)	3
Accumulated deficit	(121,669)	(121,173)

Total shareholders’ equity	(1,375)	(606)

Total liabilities and shareholders’ equity	$9,802	$9,241

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended December 31		Year ended December 31
	2008	2009	2008	2009

REVENUES:
Software licenses	$183	$177	$1,380	$1,508
Maintenance and services	2,414	2,239	9,990	8,919

Total revenues	2,597	2,416	11,370	10,427

COST OF REVENUES:

Software licenses	52	43	275	206
Maintenance and services	1,182	951	5,586	3,967

Total cost of revenues	1,234	994	5,861	4,173

GROSS PROFIT	1,363	1,422	5,509	6,254

OPERATING EXPENSES:

Research and development	278	211	1,753	1,076
Selling and marketing	804	584	3,119	2,700
General and administrative	490	456	2,303	1,822

Total operating expenses	1,572	1,251	7,175	5,598

INCOME (LOSS) FROM OPERATIONS	(209)	171	(1,666)	656
FINANCIAL INCOME (EXPENSES), net	85	(27)	(414)	(160)

NET INCOME (LOSS)	$(124)	$144	$(2,080)	$496

BASIS NET EARNINGS (LOSS) PER SHARE	$(0.05)	$0.05	$(0.70)	$0.16

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF BASIC NET EARNINGS (LOSS) PER SHARE	3,065,068	3,212,098	2,992,752	3,176,831

DILUTED NET EARNINGS (LOSS) PER SHARE	$(0.05)	$0.04	$(0.70)	$0.14

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF DILUTED NET EARNINGS (LOSS) PER SHARE	3,065,068	3,575,734	2,992,752	3,540,467